April 3, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Filing Desk

Re: Arcadia Biosciences, Inc.

Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of Arcadia Biosciences, Inc. (the “Company”), we submit for filing under the Securities Act of 1933, as amended (the “Act”), a Registration Statement on Form S-3 covering the possible resale by certain selling shareholders of shares of the Company’s Common Stock, pursuant to Rule 415 of the Act, together with certain exhibits thereto. The Company’s common stock is listed on the Nasdaq Capital Market.

This filing is being effected by EDGAR. Please note that the Company has wired the filing fee to the account of the Securities and Exchange Commission. The Company does not intend to request acceleration of the effective date of the Registration Statement until the Company has filed an amendment to its Annual Report on Form 10-K for the year ended December 31, 2022 that contains the information required in Part III of Form 10-K.

Please call the undersigned at (415) 772-9611, with any questions or comments.

WEINTRAUB TOBIN CHEDIAK COLEMAN GRODIN

Law Corporation

/s/ Jeff Pietsch

Jeff Pietsch

{2226597.DOC;2}